SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Initial Filing)

                            KETTLE RIVER GROUP INC
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   49270P 10 4
                                 (CUSIP Number)

                                Robert Vivacqua
                    C/o #676, 141 - 757 West Hastings Street
                              Vancouver, BC V6C 1A1
                                 (604) 681-7806
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               October 18, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 INITIAL FILING
                                       OF
                                  SCHEDULE 13D

---------------------                                               -------------
CUSIP No. 49270P 10 4                                                Page 2 of 5
---------------------                                               -------------
=================================================================================
1         NAME OF REPORTING PERSON - I.R.S. IDENTIFICATION NOS. OF ABOVE
           PERSONS (ENTITIES ONLY)

Robert Vivacqua
---------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [X]
                                                                 (b)  [ ]
---------------------------------------------------------------------------------
3         SEC USE ONLY

---------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
                 SC
---------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(E)                            [  ]
---------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                 Ontario, Canada
---------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
---------------------------------------------------------------------------------
7          SOLE VOTING POWER
                 nil
---------------------------------------------------------------------------------
8          SHARED VOTING POWER
                 2,208,000
---------------------------------------------------------------------------------
9          SOLE DISPOSITIVE POWER
                 nil
---------------------------------------------------------------------------------
10          SHARED DISPOSITIVE POWER
                 2,208,000
---------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,208,000
---------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                         [  ]
---------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 17.66%
---------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
                 IN



                                 INITIAL FILING
                                       OF
                                  SCHEDULE 13D

---------------------                                               -----------
CUSIP No. 49270P 10 4                                               Page 3 of 5
---------------------                                               -----------

1          NAME OF REPORTING PERSON - I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS (ENTITIES ONLY)

                 STEINBERG HATHAWAY INC.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [X]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
                 SC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(E)                            [  ]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
                 Nassau, Bahamas
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7           SOLE VOTING POWER
                 2,208,000
--------------------------------------------------------------------------------
8           SHARED VOTING POWER

--------------------------------------------------------------------------------
9          SOLE DISPOSITIVE POWER
                 2,208,000
--------------------------------------------------------------------------------
10        SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,208,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                            [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 17.66%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                 CO

*SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

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CUSIP  No.  49270P 10 4                 13D                     Page  4  of  5
-----------------------                                         --------------



ITEM  1.  SECURITY  AND  ISSUER.

The title and class of securities to which this Schedule 13D relates is the shares of common stock, par value $0.001 per share ("Common Stock"), of Kettle River Group Inc., a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is 366 Bay Street, Suite 800, Toronto, Ontario, Canada M5H 4B2.

ITEM  2.  IDENTITY  AND  BACKGROUND.

(a) The name of the Reporting Persons is Robert Vivacqua and Steinberg Hathaway Inc.

(b)  Mr.  Vivacqua's  principal  business  address is 366 Bay Street, Suite 800,
Toronto, Ontario, Canada M5H 4B2. Steinberg Hathaway Inc. is located at c/o Cable Beach Ct, Ste 1 West Bay St, Nassau, Bahamas

(c) Mr. Vivacqua is a private investor and is currently the Secretary of the Issuer and sole principal of Steinberg Hathaway Inc.

(d) Neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

(e) In the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Vivacqua is a citizen of Canada. Steinberg Hathaway Inc. is a Nassau, Bahamas company.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

On October 18th, 2001, a Voluntary Share Exchange Agreement was executed between the Issuer and Urbanesq.com Inc., a private Ontario, Canada company. As a shareholder of Urbanesq.com Inc., Steinberg Hathaway Inc. received 2,208,000 shares, of the common stock of the Issuer pursuant to the voluntary share exchange. For each share of common stock of Urbanesq.com Inc. held on the effective date of the share exchange, Steinberg Hathaway Inc. received 4.8 shares of the Issuer.

ITEM  4.  PURPOSE  OF  TRANSACTION.

The purpose of the Voluntary Share Exchange Agreement between the Issuer and Urbanesq.com Inc. was to effect a reverse takeover of the Issuer by the shareholders of Urbanesq.com Inc. The shareholders of Urbanesq.com Inc. voluntarily exchanged the common stock they held in Urbanesq.com Inc. for the common stock of the Issuer and in aggregate controlled a majority of the outstanding common stock of the Issuer following the share exchange.
Urbanesq.com Inc. became a wholly-owned subsidiary of the Issuer. After the voluntary share exchange, the Board of Directors of the Issuer was increased to five members and the existing members of the Urbanesq.com Inc. Board became Directors of the Issuer.

The summary description contained in this report of the Voluntary Share Exchange Agreement is qualified in its entirety by reference to the complete text of the agreement.

---------------------                                            --------------
CUSIP  No 49270P 10 4                   13D                      Page  5  of  5
---------------------                                            --------------

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

As of October 18, 2001, Mr. Robert Vivacqua beneficially owned 2,208,000 shares of Common Stock, or 17.66% of the outstanding shares of common stock of the Issuer. He directly controls no shares of Common Stock, and indirectly controls 2,208,000 shares of Common Stock of the Issuer, all of which are held by Steinberg Hathaway Inc. Mr. Vivacqua is sole principal of Steinberg Hathaway Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

Exhibit
Number  Name

Exhibit  A*      Voluntary Share Exchange Agreement dated October 18, 2001

* Incorporated by reference from the Issuer's report on Form 8-K dated October 18, 2001 and filed with the Commission on November 2, 2001.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8,  2001


 /s/  Robert Vivacqua
---------------------------
Robert Vivacqua, individually  and  as sole principal of Steinberg Hathaway Inc.